INCREASE YOUR EARNING POWER

PIONEER

TAX ADVANTAGED
BALANCED TRUST

Important Facts about
the Automatic Dividend
Reinvestment Plan

TERMS AND CONDITIONS FOR PARTICIPATION IN
THE AUTOMATIC DIVIDEND REINVESTMENT PLAN

Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of Pioneer Tax Advantaged Balanced Trust (the "Trust"), unless a holder (each, a "Shareholder") of the Trust's common shares of beneficial interest (the "Common Shares") otherwise elects, all dividends and capital gain distributions on such Shareholder's Common Shares will be automatically reinvested by Mellon Investor Services, as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by Mellon Investor Services, as the Dividend Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by contacting the Plan Agent. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Agent through the following:

INTERNET

You can obtain information and perform certain transactions on your Pioneer Tax Advantaged Balanced Trust account on-line via Investor ServiceDirect.(R) To gain access, you will require a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset. To access Investor ServiceDirect please visit the Mellon Investor Services website at WWW.MELLONINVESTOR.COM.

TELEPHONE

Telephone Shareholder Customer Service, including sale of shares toll-free within the United States and Canada: 1-800-288-9541 International Phone
Inquiries: 1-201-329-8660 An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

IN WRITING

You may also write to the Plan Agent at the following address: Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938. Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Pioneer

Tax Advantaged Balanced Trust on all correspondence. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received by the Plan Agent prior to any dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Common Shares are registered. Whenever the Trust declares an income dividend or a capital gain distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants' accounts, depending upon the circumstances described below, either
(i) through receipt of additional unissued but authorized Common Shares from the Trust ("newly issued Common Shares") or (ii) by purchase of outstanding Common Shares on the open market ("open-market purchases") on the New York Stock Exchange (the "NYSE"), the primary national securities exchange on which the Common Shares are traded (the "Exchange"), or elsewhere. If, on the payment date for any dividend or distribution the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage trading fees (such condition being referred to herein as "market premium"), the Plan Agent will invest the dividend amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the dividend or distribution by the net asset value per Common Share on the date the Common Shares are issued, provided that the maximum discount from the then current market price per share on the date of issuance may not exceed 5%. If, on the payment date for any dividend or distribution, the net asset value per Common Share is greater than the market value or market premium (such condition being referred to herein as "market discount"), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend or distribution, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an "ex-dividend" basis or in no event more than 30 days after the record date for such dividend, whichever is sooner (the "last purchase date"), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly income dividends. Therefore, the period during which open-market purchases can be made will exist only from the record date of each dividend through the date before the next "ex-dividend" date which typically will be approximately ten days. If, before the Plan Agent has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued Common Shares on the dividend record date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Agent is unable to invest the full dividend amount in open market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making openmarket purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date. The Plan Agent maintains all Shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan. There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends or capital gains distributions payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

(C)2003 Pioneer Funds Distributor, Inc.
Underwriter of Pioneer mutual funds
Member SIPC
Pioneer Investment Management, Inc.
60 State Street
Boston, MA 02109
WWW.PIONEERFUNDS.COM


GETTING MORE FROM
YOUR INVESTMENT

The power of compounding is one of the benefits of investing. It's your silent partner helping you reach your financial goals. For example, if you take the earnings in cash every month on a $10,000 investment earning a hypothetical constant rate of 6%,* after 10 years you would have your $10,000 investment and you would have received $6,000 in earnings, for a total of $16,000. If, on the other hand, you compound those earnings - reinvesting them in additional shares that will also earn income for you - after 10 years the same $10,000 compounded monthly at 6%* would be worth $18,194. That's $2,194 more than if dividends were paid in cash!

You can put the POWER OF COMPOUNDING to work for you with the Automatic Dividend Reinvestment Plan for Pioneer Tax Advantaged Balanced Trust.

* These figures are for illustration purposes only and should not be taken as any indication of what the Fund has earned or will earn in the future.

FIRST, A REFRESHER COURSE As you know, shares of the Fund are traded on the New York Stock Exchange.

If you want to sell your shares or purchase additional shares of the Fund through your broker, the price you receive or pay will be the MARKET PRICE. Depending on interest rate trends and the demand for shares, among other factors, the market price may be higher or lower than the Fund's NET ASSET VALUE per share.

NET ASSET VALUE per share reflects the actual value of the Fund's portfolio securities plus accrued earnings, minus liabilities. We calculate the net asset value for Pioneer Municipal High Income Advantage Trust daily.

These two prices - market price and net asset value - play an important role in our Automatic Dividend Reinvestment Plan.

HOW THE PLAN WORKS

The Plan provides for the use of dividends and distributions to purchase additional shares for your account.

IF THE FUND'S NET ASSET VALUE IS EQUAL TO OR LESS THAN THE MARKET PRICE PLUS ESTIMATED BROKERAGE TRADING FEES ON THE DIVIDEND OR DISTRIBUTION PAYMENT DATE, dividends and distributions will be invested in newly issued common shares. The number of shares credited to your account will be determined by dividing the dollar amount of the dividend or distribution by the net asset value per common share on the date the common shares are issued, provided that the maximum discount from the then current market price per share on the date of issuance may not exceed 5%. Your account will be credited with full or fractional shares (computed to four decimal places.)

IF ON THE DIVIDEND OR DISTRIBUTION PAYMENT DATE THE FUND'S NET ASSET VALUE IS GREATER THAN THE MARKET PRICE, dividends and distributions will be invested in common shares acquired in open-market purchases.

THE BENEFITS

To track your growing share balance, you'll receive a quarterly statement of your account showing the number of shares purchased by your distributions and the total number of shares in your account.

One more service...we hold your shares here for you so there's no worry about loss, theft or inadvertent destruction of stock certificates. Certificates for full shares will, of course, be issued on request.

Complete details of the Plan are on the back of this brochure. Unless you elect not to participate in the Plan, all dividends and capital gain distributions will be automatically reinvested in additional common shares. To elect not to participate in the Plan, simply complete and return the enclosed postage-paid card.